Exhibit 99.1

For Immediate Release: December 7, 2022

Attention: Business Editors

VERSABANK REPORTS RECORD FOURTH QUARTER AND FISCAL 2022 FINANCIAL RESULTS

– Fourth Quarter and Fiscal 2022 Highlighted by Another Record Loan Portfolio and Record Revenue, Net Interest Income and Net Income –

VersaBank’s 2022 annual audited Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) will be available today online at www.versabank.com/investor-relations, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations. All amounts are in Canadian dollars unless otherwise noted. All interim financial information within this earnings release is unaudited and based on interim Consolidated Financial Statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. All annual financial information herein was derived from VersaBank’s 2022 annual audited Consolidated Financial Statements and MD&A.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the fourth quarter and year ended October 31, 2022. All figures are in Canadian dollars unless otherwise stated.

Consolidated and Segmented Financial Summary

(unaudited)	As at or for the three months ended					As at or for the year ended
	October 31	July 31		October 31		October 31	October 31
(thousands of Canadian dollars except per share amounts)	2022	2022	Change	2021	Change	2022	2021	Change
Financial results
Total revenue	$ 24,252	$ 21,239	14%	$ 18,236	33%	$ 82,392	$ 65,357	26%
Cost of funds(1)	2.45%	1.94%	26%	1.31%	87%	1.77%	1.35%	31%
Net interest margin(1)	2.81%	2.76%	2%	2.73%	3%	2.70%	2.76%	(2%)
Net interest margin on loans(1)	3.03%	3.07%	(1%)	3.31%	(8%)	3.08%	3.35%	(8%)
Net income	6,429	5,720	12%	5,910	9%	22,658	22,380	1%
Net income per common share basic and diluted	0.23	0.20	15%	0.24	(4%)	0.79	0.96	(18%)
Balance sheet and capital ratios
Total assets	$ 3,265,998	$ 3,075,343	6%	$ 2,415,086	35%	$ 3,265,998	$ 2,415,086	35%
Book value per common share(1)	12.37	12.14	2%	11.61	7%	12.37	11.61	7%
Common Equity Tier 1 (CET1) capital ratio	12.00%	12.51%	(4%)	15.18%	(21%)	12.00%	15.18%	(21%)
Total capital ratio	16.52%	17.05%	(3%)	20.80%	(21%)	16.52%	20.80%	(21%)
Leverage ratio	9.84%	10.38%	(5%)	12.60%	(22%)	9.84%	12.60%	(22%)

(1) See definition under ‘Non-GAAP and Other Financial Measures’ in the Annual 2022 Management’s Discussion and Analysis.

(thousands of Canadian dollars)
for the three months ended	October 31, 2022				July 31, 2022				October 31, 2021
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments				Adjustments
Net interest income	$ 22,477	$ -	$ -	$ 22,477	$ 20,062	$ -	$ -	$ 20,062	$ 16,146	$ -	$ -	$ 16,146
Non-interest income	38	1,778	(41)	1,775	12	1,206	(41)	1,177	(46)	2,177	(41)	2,090
Total revenue	22,515	1,778	(41)	24,252	20,074	1,206	(41)	21,239	16,100	2,177	(41)	18,236

Provision for (recovery of) credit losses	205	-	-	205	166	-	-	166	(279)	-	-	(279)
	22,310	1,778	(41)	24,047	19,908	1,206	(41)	21,073	16,379	2,177	(41)	18,515

Non-interest expenses:
Salaries and benefits	5,678	1,541	-	7,219	5,600	1,168	-	6,768	4,720	687	-	5,407
General and administrative	5,113	457	-	5,570	5,217	343	(41)	5,519	3,704	311	(41)	3,974
Premises and equipment	624	361	-	985	610	319	-	929	628	368	-	996
	11,415	2,359	-	13,774	11,427	1,830	(41)	13,216	9,052	1,366	(41)	10,377

Income (loss) before income taxes	10,895	(581)	(41)	10,273	8,481	(624)	-	7,857	7,327	811	-	8,138

Income tax provision	3,939	(95)	-	3,844	2,099	38	-	2,137	1,907	321	-	2,228

Net income (loss)	$ 6,956	$ (486)	$ (41)	$ 6,429	$ 6,382	$ (662)	$ -	5,720	$ 5,420	$ 490	$ -	$ 5,910

Total assets	$ 3,267,479	$ 22,345	$ (23,826)	$ 3,265,998	$ 3,076,611	$ 21,796	$ (23,064)	$ 3,075,343	$ 2,411,790	$ 22,309	$ (19,013)	$ 2,415,086

Total liabilities	$ 2,912,249	$ 25,755	$ (22,681)	$ 2,915,323	$ 2,725,820	$ 24,794	$ (21,919)	$ 2,728,695	$ 2,077,643	$ 23,205	$ (17,868)	$ 2,082,980

(thousands of Canadian dollars)
for the year ended	October 31, 2022				October 31, 2021
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments
Net interest income	$ 76,666	$ -	$ -	$ 76,666	$ 60,157	$ -	$ -	$ 60,157
Non-interest income	52	5,839	(165)	5,726	(60)	5,411	(151)	5,200
Total revenue	76,718	5,839	(165)	82,392	60,097	5,411	(151)	65,357

Provision for (recovery of) credit losses	451	-	-	451	(438)	-	-	438)
	76,267	5,839	(165)	81,941	60,535	5,411	(151)	65,795

Non-interest expenses:
Salaries and benefits	22,303	4,493	-	26,796	18,354	1,889	-	20,243
General and administrative	17,614	1,283	(165)	18,732	10,289	972	(151)	11,110
Premises and equipment	2,475	1,390	-	3,865	2,403	1,250	-	3,653
	42,392	7,166	(165)	49,393	31,046	4,111	(151)	35,006

Income (loss) before income taxes	33,875	(1,327)	-	32,548	29,489	1,300	-	30,789

Income tax provision	9,744	146	-	9,890	7,817	592	-	8,409

Net income (loss)	$ 24,131	$ (1,473)	$ -	$ 22,658	$ 21,672	$ 708	$ -	$ 22,380

Total assets	$ 3,267,479	$ 22,345	$ (23,826)	$ 3,265,998	$ 2,411,790	$ 22,309	$ (19,013)	$ 2,415,086

Total liabilities	$ 2,912,249	$ 25,755	$ (22,681)	$ 2,915,323	$ 2,077,643	$ 23,205	$ (17,868)	$ 2,082,980

Highlights for the FOURTH Quarter of 2022

Consolidated

•	Consolidated revenue increased 33% year-over-year and 14% sequentially to a record $24.3 million driven by higher interest income resulting substantially from loan portfolio growth, as well as higher non-interest income derived predominantly from the Bank’s cybersecurity services operations, Digital Boundary Group (“DBG”);

•	Consolidated net income increased 9% year-over-year and 12% sequentially to a record[1] $6.4 million as a function of higher revenue, which was partially offset by transitory strategic investments in several business development initiatives amounting to $1.8 million and higher income tax provisions of $1.1 million (which are expected to reduce in fiscal 2023), as well as higher provision for credit losses;

•	Consolidated earnings per share decreased 4% year-over-year and increased of 15% sequentially to $0.23. The year-over-year decrease was due primarily to the impact of the issuance of 6.3 million common shares concurrent with the Bank’s listing on Nasdaq in September 2021 (the “Common Share Offering”). Consolidated earnings per share was dampened by transitory strategic investments in several business development initiatives, which amounted to $0.06 per share, and higher income tax provisions, which amounted to $0.04 per share; and,

•	On August 5, 2022, VersaBank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares through which the Bank may purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. On September 21, 2022, the NCIB was expanded to the Nasdaq Global Select Market. If fully executed, the impact of the NCIB will not have a material impact on the Bank’s regulatory capital levels and ratios. The Bank had repurchased 195,300 shares under the NCIB as at October 31, 2022.

(1) Record net income excludes the first quarter 2017 which benefitted from the recognition of $8.8 million in deferred income tax assets derived from the tax loss carry-forwards assumed pursuant to the amalgamation of VersaBank with PWC Capital Inc. on January 31, 2017.

Digital Banking Operations

•	Loans increased 42% year-over-year and 6% sequentially to a record $2.99 billion, driven primarily by growth in the Bank’s Point-of-Sale (“POS”) Financing portfolio, which increased 74% year-over-year and 11% sequentially;

•	Digital Banking revenue increased 40% year-over-year and 12% sequentially to a record $22.5 million due primarily to loan growth;

•	Net interest margin on loans decreased 28 bps, or 8%, year-over-year and decreased 4 bps, or 1% sequentially, to 3.03%, with both decreases due primarily to a shift in the Bank’s funding mix and rising interest rates over the respective periods, as well as the Bank successfully executing on its strategy to grow its POS Financing portfolio, which were partially offset by generally higher yields earned on the Bank’s lending portfolio due to rising interest rates. Net interest margin overall increased 8 bps, or 3%, year-over-year and increased 5 bps, or 2%, sequentially to 2.81% due to the more than offsetting impact on the aforementioned factors of the redeployment of available cash into higher yielding, low-risk securities; and,

•	Provision for Credit Losses (“PCLs”) as a percentage of average loans was 0.03%, compared with a 12-quarter average of 0.00%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

•	Sales, which are generated entirely by DRTC’s Cybersecurity Services business, Digital Boundary Group (“DBG”), increased 33% sequentially and decreased 8% year-over-year to $2.8 million due to the timing of engagements in the respective periods. Gross profit increased 48% sequentially and decreased 19% year-over-year to $1.7 million due to increased pricing on offered services and improvements in DBG’s operational efficiency; and,

•	Net loss was $0.5 million compared with net income of $0.5 million last year and a net loss of $0.7 million in the third quarter of 2022, with the higher gross profit from DBG being partially offset by higher salary and benefits expense associated with employee retention in a highly competitive labour market. Net loss for DRTC includes costs associated with strategic technology development investments for the Bank’s Digital Banking operations. The operations of DBG on a stand-alone basis continue to be profitable.

Highlights for the FULL fiscal 2022 year

Consolidated

•	Consolidated revenue increased 26% year-over-year to a record $82.4 million due to higher net interest income generated by the Digital Banking operations (driven primarily by strong loan growth of 42% year-over-year) and higher non-interest income attributable to higher gross profit generated by DBG;

•	Consolidated net income increased 1% year-over-year to a record $22.7 million as a function of higher revenue, which was partially offset by transitory strategic investments in several business development initiatives that amounted to $5.2 million, and higher income tax provisions, which amounted to $1.1 million (and which are expected to reduce in fiscal 2023); and,

•	Consolidated earnings per share decreased 18% to $0.79 per share primarily due to the impact of the issuance of 6.3 million common shares concurrent with the Bank’s listing on Nasdaq in September 2021. Earnings per share was dampened by transitory strategic investments in several business development initiatives, which amounted to $0.16 per share, and higher income tax provisions, which amounted to $0.04 per share (which are expected to reduce in fiscal 2023).

Digital Banking Operations

•	Loans increased 42% year-over-year to a record $2.99 billion driven primarily by growth in the Bank’s Point-of-Sale (“POS”) Financing portfolio, which increased 74% year-over-year;

•	Digital Banking revenue increased 28% year-over-year to a record $76.7 million;

•	Net interest margin on loans decreased 27 bps, or 8%, year-over-year to 3.08% due primarily to a shift in the Bank’s funding mix and rising interest rates over the period offset partially by generally higher yields earned on the Bank’s lending portfolio due to rising interest rates. Net interest margin overall decreased 6 bps, or 2%, year-over-year to 2.70%, due to the partially offsetting impact on the aforementioned factors of the redeployment of available cash into higher yielding, low-risk securities;

•	Provision for Credit Losses (“PCLs”) as a percentage of average loans was 0.02%, compared with a 12-quarter average of 0.00%, which remains amongst the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks; and,

•	On June 14, 2022, VersaBank signed a definitive agreement to acquire Minnesota-based Stearns Bank Holdingford, N.A. (“SBH”), a privately held, wholly owned subsidiary of Stearns Financial Services Inc. (“SFSI”) based in St. Cloud, Minnesota, for an estimated US$13.5 million (CA$18.4 million). The transaction is anticipated to close in the first half of calendar 2023, subject to customary closing conditions, including regulatory approval by both the Office of the Comptroller of the Currency (“OCC”) in the U.S. and the Office of the Superintendent of Financial Institutions, (“OSFI”) in Canada.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

•	Sales and gross profit, which are generated entirely by DBG, increased 14% to $9.8 million and 8% to $5.6 million, respectively; and,

•	Net loss was $1.5 million compared with net income of $0.7 million in the prior year due primarily to higher costs related to investments in certain growth initiatives for the Digital Banking Operations, including the ongoing development of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Net loss for DRTC includes costs associated with strategic technology development investments for the Bank’s Digital Banking operations. The operations of DBG on a stand-alone basis continue to be profitable.

highlights subsequent to the end of the fourth quarter

•	Initiated an internal pilot program of a new model of its revolutionary Digital Deposit Receipts (“DDRs”) (undertaken exclusively within Canada, the purpose of which the internal pilot program is to validate the security, processes, procedures and protocols of the Bank’s new DDR model called “CADV” (for the Canadian-dollar version). The pilot program will limit deposits and transfers to senior VersaBank executives and members of the Bank’s board of directors, all of whom reside in Canada; and,

•	Completed submission of the requisite U.S. regulatory filings to the OCC and Federal Reserve Bank of Minneapolis seeking approval of its proposed acquisition of OCC-chartered U.S. bank, Stearns Bank Holdingford, and expects to submit is regulatory application to OSFI shortly. The Honorable Tom Ridge, former governor of Pennsylvania and first secretary of the U.S. Office of Homeland Security, has consented to serve as chair of the board of directors of VersaBank’s post-acquisition subsidiary, VersaBank USA. The acquisition is expected to be completed during the first quarter of calendar 2023.

Management Commentary

“Continued strong year-over-year growth in the fourth quarter capped off an outstanding year that saw 74% growth in our Point-of-Sale Loan and Lease portfolio, which contributed to our total loan portfolio growing 42% to a new high of $2.99 billion and which drove record net income of $22.7 million,” said David Taylor, President and Chief Executive Officer, VersaBank. “The fourth quarter was highlighted by the highest-ever levels of revenue, net interest income and net income, even with the dampening effect on our bottom line of transitory investments in multiple strategic growth initiatives we made throughout the year, which combined to reduce net income by $1.8 million, and a temporarily elevated tax rate. We expect to begin to see the contribution of these investments, which will be substantially completed during the current quarter, to profitability in fiscal 2023, as our tax rate declines early in the year.”

“We enter 2023 with strong momentum and confidence in our ability to continue to generate strong growth in our loan portfolio that is in line with pre-2022 levels. We begin the year with nearly $3 billion in loans in our Canadian Digital Banking operations that we expect alone will drive continued strong earnings growth in 2023. Moreover, the significant strategic growth investments we made in 2022, most notably for the pending acquisition of a U.S. national bank and the launch of our Receivable Purchase Program (“RPP”) in U.S., provide meaningful additional upside to earnings growth. We continue to be very encouraged by the limited launch of RPP in the U.S., confirming both the value proposition of the offering and the market opportunity, as we continue to plan for broad launch upon competition of our U.S. acquisition. Importantly, VersaBank was specifically designed to perform well in any economic environment – in fact, the Bank has a track record of performing even a little better in economic downturns as the requisite cautious stances of our banking peers give rise to additional opportunities that VersaBank is uniquely able to capitalize on due to the Bank’s meaningfully lower risk profile.”

Mr. Taylor added, “Additionally, we expect to see continued strong growth in revenue and gross profit and continued profitability at DBG as the demand for cybersecurity services continues to increase and DBG continues to expand its business activities with new and existing clients, while at the same time we continue to leverage the tremendous talent and assets within DRTC for growth initiatives within our Digital Banking operations.”

Financial Review

Consolidated

Net Income – Net income for the fourth quarter of fiscal 2022 was $6.4 million, or $0.23 per common share (basic and diluted), compared with $5.7 million, or $0.20 per common share (basic and diluted) for the third quarter of fiscal 2022 and $5.9 million, or $0.24 per common share (basic and diluted), for the same period of fiscal 2021. The sequential and year-over-year increases were a function of higher revenue attributable primarily to lending asset growth offset partially by higher non-interest expense attributable to transitory investments in several business development initiatives, including the planned acquisition of a U.S. national bank, development and initial launch of the U.S. RPP, and the ongoing development of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. These transitory investments are expected to be substantially completed in the first quarter of fiscal 2023 and expected to contribute to revenue and net income growth beginning in 2023. Higher non-interest expense was also the result of higher salary and benefits expense due to higher staffing levels to support expanded revenue-generating business activity across the Bank and higher costs associated with employee retention amidst the current challenging labour market. In addition, net income was dampened by temporarily elevated corporate income taxes resulting in the Bank’s tax provision increasing incrementally, which was attributable to a higher effective income tax rate, which management anticipates will be reduced in fiscal 2023.

Digital Banking Operations

Net Interest Margin – Net interest margin (or spread) for the quarter increased to 2.81% from 2.76% for the third quarter of 2022 and 2.73% for the same period of fiscal 2021. The sequential and year-over-year increases were primarily the result of higher yields earned on the Bank’s lending assets generally attributable to rising interest rates and management adjusting the Bank’s liquidity management strategy to optimize average liquid/total asset ratios offset partially by higher cost of funds attributable to changes in the Bank’s funding mix and rising interest rates.

Net Interest Margin on Loans – Net interest margin on loans for the quarter decreased 4 bps, or 1% sequentially, and decreased 28 bps, or 8%, year-over-year to 3.03%, with both decreases due primarily to a shift in the Bank’s funding mix and rising interest rates over the respective periods, as well as the Bank successfully executing on its strategy to grow its POS Financing portfolio, which were partially offset by generally higher yields earned on the Bank’s lending portfolio due to rising interest rates.

Net Interest Income – Net interest income for the quarter increased to a record $22.5 million from $20.1 million for the third quarter of 2022 and $16.1 million for the same period of fiscal 2021. The sequential and year-over year increases were due primarily to higher interest income earned on a significantly larger loan portfolio, higher yields earned on floating-rate lending assets amidst the higher interest rate environment, and the redeployment of available cash into higher-yielding, low-risk securities, which were partially offset by higher interest expense.

Non-Interest Expenses – Non-interest expenses for the quarter were $13.8 million compared with $13.2 million for the third quarter of 2022 and $10.4 million for the same period of fiscal 2021. The sequential and year-over-year increases were a function primarily of transitory investments in certain business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development and initial launch of the U.S. RPP and the ongoing development of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts, which in total added $1.8 million to non-interest expenses. Investments for the acquisition and integration of the operations of the U.S. national bank, including development of the U.S. RPP, are anticipated to be substantially completed by the end of the first quarter of fiscal 2023. The year-over-year trend was also a function of higher insurance premiums attributable to VersaBank’s listing on the Nasdaq in September 2021, higher salary and benefits expense attributable to higher staffing levels to support expanded revenue generating business activity across VersaBank, higher costs associated with employee retention and higher office and facility related costs attributable to implementation of the Bank’s return-to-work strategy.

Provision for/Recovery of Credit Losses – Provision for credit losses for the quarter was $205,000 compared to a provision for credit losses of $166,000 for the third quarter of 2022 and a recovery of credit losses of $279,000 for the same period of fiscal 2021. The sequential and year-over-year changes were a function primarily of higher lending asset balances and changes in the forward-looking information used by the Bank in its credit risk models offset partially by changes in the Bank’s lending asset mix.

Capital – At October 31, 2022, VersaBank’s total regulatory capital was $449 million compared with $438 million at July 31, 2022 and $419 million at October 31, 2021. The Bank’s total capital ratio at October 31, 2022 was 16.52%, compared 17.05% at July 31, 2022 and 20.80% at October 31, 2021. The sequential and year over year capital ratio trends were a function primarily of retained earnings growth and changes to the Bank’s risk-weighted asset balances and composition over the same periods.

Credit Quality – Gross impaired loans at October 31, 2022 were $0.3 million, all of which was repaid on November 1, 2022, compared with $1.4 million last quarter and $nil a year ago. The Bank’s allowance for expected credit losses, (“ECL”) at October 31, 2022 was $1.9 million compared with $1.7 million last quarter and $1.5 million a year ago. The quarter-over-quarter and year-over-year changes were a function primarily of the factors set out in the Provision for/Recovery of Credit Losses section above. VersaBank’s Provision for Credit Losses ratio continues to be one of the lowest in the Canadian banking industry, reflecting the very low risk profile of the Bank’s lending portfolio, enabling it to generate superior net interest margins by offering innovative, high-value deposit and lending solutions that address unmet needs in the banking industry through a highly efficient partner model.

Lending Operations: POS Financing – The POS Financing portfolio for the fourth quarter increased 11% sequentially and 74% year-over-year to $2.2 billion as a function primarily of continued strong demand for home finance, home improvement/HVAC receivable financing, and auto financing. Although consumer spending and business investment in Canada are expected to slow into 2023 due to rising interest rates combined with persistent inflation, management anticipates that consumers will continue to spend, albeit at a tempered rate relative to 2022 in the various sectors to which the Bank provides POS financing supported to some extent by residual savings accumulated over the course of the recent global pandemic. This consumer behaviour, combined with the anticipated addition of new origination partners in Canada, is expected to contribute to continued strong growth in the Bank’s POS Financing portfolio in fiscal 2023 that is more consistent with pre-fiscal 2022 levels, however, lower than the outsized growth experienced in fiscal 2022.

U.S. Receivable Purchase Program: Despite elevated inflation, higher gas prices and supply chain disruptions in the U.S., continued momentum in the job market and higher wages are expected to mitigate material declines in consumer spending, which in turn will support stable demand for durable goods and agricultural products which is expected to continue to stimulate transportation equipment purchases. Additionally, despite a cooling of the residential home market in the U.S., overall construction activity is expected to continue to expand modestly in the coming year, including residential homes, rental apartments, commercial properties, and public infrastructure which is anticipated to support demand for construction equipment in the near term. Moreover, despite higher borrowing costs and inflation, pent-up demand is anticipated to be sufficient to support manufacturers continuing to invest in process and equipment productivity initiatives in order to fulfil the current pipeline of orders in several end-use markets, including industrial machinery, materials handling equipment, and construction equipment. Management is of the view that the anticipated U.S. macroeconomic and industry trends set out above will be supportive of healthy balance sheet growth in the U.S. over the course of fiscal 2023 via the Bank’s U.S. RPP, which will be focused on the provision of commercial equipment financing over the course of the same period. The Bank’s U.S. RPP launched in a limited manner in the second quarter of fiscal 2022 with a large, North American, commercial transportation financing business focused on independent owner/operators and subsequent to the end of the fiscal 2022 year added its second partner.

Lending Operations: Commercial Lending – The Commercial Lending portfolio for the fourth quarter decreased 6% sequentially and 7% year-over-year to $759 million as the Bank has taken a cautionary stance with respect to the Commercial Real Estate (“CRE”) portfolio due to the anticipation of volatility in CRE asset valuations in a rising interest rate environment and the potential impact of same on borrowers’ ability to service debt, as well as due to concerns related to inflation and higher input costs, which continue to have the potential to drive higher construction costs. VersaBank anticipates modest growth in the commercial mortgage sector specifically related to financing for residential housing properties over the course of fiscal 2023. Additionally, management anticipates more meaningful participation in the B-20 compliant conventional, uninsured mortgage financing space, however, does not expect this lending activity to impact the Bank’s balance sheet until early fiscal 2023.

Deposit Funding – Cost of funds for the fourth quarter was 2.45%, an increase of 51 bps sequentially and 114 bps year-over-year which was attributable to a shift in the Bank’s funding mix and a rising interest rate environment. Management expects that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will grow moderately over the course of fiscal 2023 as a function of an increase in the volume of consumer bankruptcy and proposal restructuring proceedings over the same timeframe amidst a more challenging current and forecasted economic environment. Further, VersaBank continues to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. Commercial deposits at October 31, 2022 were $598 million, down 1% year-over-year and up 1% sequentially.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Sales, which are generated entirely by DRTC’s Cybersecurity Services business, Digital Boundary Group (“DBG”), increased 33% sequentially and decreased 8% year-over-year to $2.8 million, due to the timing of engagements in the respective periods. Gross profit increased 48% sequentially and decreased 19% year-over-year to $1.7 million due to increased pricing on offered services and improvements in DBG’s operational efficiency. DRTC recorded a net loss for the quarter of $486,000 compared with a net loss of $662,000 for the third quarter of 2022 and net income of $490,000 for the same period of fiscal 2021. The sequential and year-over-year changes were a function primarily of higher salary and benefits expense attributable substantially to higher costs associated with employee retention in a highly competitive labour market, while the year-over-year change was also attributable to higher costs related to investments in specific growth initiatives, including the ongoing development of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Net loss for DRTC includes costs associated with strategic technology development investments for the Bank’s Digital Banking operations. The operations of DBG on a stand-alone basis continue to be profitable.

FINANCIAL HIGHLIGHTS

(unaudited)
	for the three months ended		for the year ended
	October 31	October 31	October 31	October 31
($CDN thousands except per share amounts)	2022	2021	2022	2021
Results of operations
Interest income	$42,072	$23,924	$126,817	$89,488
Net interest income	22,477	16,146	76,666	60,157
Non-interest income	1,775	2,090	5,726	5,200
Total revenue	24,252	18,236	82,392	65,357
Provision for (recovery of) credit losses	205	(279)	451	(438)
Non-interest expenses	13,774	10,377	49,393	35,006
Digital banking	11,415	9,052	42,392	31,046
DRTC	2,359	1,366	7,166	4,111
Net income	6,429	5,910	22,658	22,380
Income per common share:
Basic	$0.23	$0.24	$0.79	$0.96
Diluted	$0.23	$0.24	$0.79	$0.96
Dividends paid on preferred shares	$247	$247	$988	$1,578
Dividends paid on common shares	$680	$684	$2,741	$2,268
Yield*	5.26%	4.04%	4.47%	4.11%
Cost of funds*	2.45%	1.31%	1.77%	1.35%
Net interest margin*	2.81%	2.73%	2.70%	2.76%
Net interest margin on loans*	3.03%	3.31%	3.08%	3.35%
Return on average common equity*	7.32%	8.07%	6.61%	8.45%
Book value per common share*	$12.37	$11.61	$12.37	$11.61
Efficiency ratio*	57%	57%	60%	54%
Efficiency ratio - Digital banking*	51%	56%	55%	52%
Return on average total assets*	0.77%	0.96%	0.76%	0.95%
Gross impaired loans to total loans*	0.01%	0.00%	0.01%	0.00%
Provision for (recovery of) credit losses as a % of average loans*	0.03%	(0.05% )	0.02%	(0.02% )
	as at
Balance Sheet Summary
Cash	$88,581	$271,523	$88,581	$271,523
Securities	141,564	—	141,564	—
Loans, net of allowance for credit losses	2,992,678	2,103,050	2,992,678	2,103,050
Average loans*	2,903,400	2,027,602	2,547,864	1,878,980
Total assets	3,265,998	2,415,086	3,265,998	2,415,086
Deposits	2,657,540	1,853,204	2,657,540	1,853,204
Subordinated notes payable	104,951	95,272	104,951	95,272
Shareholders' equity	350,675	332,106	350,675	332,106
Capital ratios**
Risk-weighted assets	$2,714,902	$2,013,544	$2,714,902	$2,013,544
Common Equity Tier 1 capital	325,657	305,708	325,657	305,708
Total regulatory capital	448,575	418,718	448,575	418,718
Common Equity Tier 1 (CET1) capital ratio	12.00%	15.18%	12.00%	15.18%
Tier 1 capital ratio	12.50%	15.86%	12.50%	15.86%
Total capital ratio	16.52%	20.80%	16.52%	20.80%
Leverage ratio	9.84%	12.60%	9.84%	12.60%

* See definition under 'Non-GAAP and Other Financial Measures' in the Annual 2022 Management's Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2022.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, December 7, 2022, at 9:00 a.m. (EST) to discuss its fourth quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/U.S.)
Local dial-in number:	(416) 764-8659

Please call between 8:45 a.m. and 8:55 a.m. (EST).

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://app.webinar.net/8eaAkKpz0Xl or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/U.S.)
Local dial-in number:	(416) 764-8677
Passcode:	447170#
Expiry Date:	January 7th, 2022, at 11:59 p.m. (EST)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://app.webinar.net/8eaAkKpz0Xl and on the Bank’s web site.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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